

Mail Stop 4720

May 27, 2016

Richard M. Schell
President and Chief Executive Officer
IASO BioMed, Inc.
7315 East Parkview Avenue
Centennial, Colorado 80111

> **Re: IASO BioMed, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 2, 2016**
> **CIK No. 0001662907**

Dear Mr. Schell:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary

Significant Accomplishments, page 9

2.   We note your statement that you have a three member Scientific Advisory Board. From your disclosure on page 58, it appears you have a five member Scientific Advisory Board. Please reconcile these statements.

Key Risks and Uncertainties, page 10

3.   Please revise the first bullet point to highlight that your auditors have issued a going concern opinion on your audited financial statements. Please also revise to disclose how long you will be able to fund your current operations based on your financial standing.

Corporate Information, page 11

4.   We note that you provide that your website is www.iasobiomedusa.com. However, we are unable to locate any such website. Please advise.

Risk Factors

We will need to obtain a significant amount of additional financing…, page 13

5.   We note your statement here that the offering proceeds will fund your operations until the fourth quarter of 2017. We also note your disclosure on pages 35, 37 and F-8 that you anticipate that the net proceeds from this offering will fund your operations until December 31, 2016. Please reconcile these statements.

We are vulnerable to competition and technological change, and also to physicians' inertia, page 19

6.   Please explain the term "physician's inertia" and explain how it presents a risk to your company.

Special Note Regarding Forward-Looking Statements, page 27

7.   Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings or for penny stock issuers. Refer to Section 27A(b)(1)(C) of the Securities Act. Please either delete any references to the Private Securities Litigation Reform Act or clarify that the safe harbor does not apply to statements made in connection with this offering.

Dilution, page 31

8.   Please revise this section to describe the effect of McGill University's right to fix their ownership at 5% of your issued and outstanding shares of common stock in the event that you issue less than $1,500,000 shares of common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments, page 36

9.   We note your disclosure on page 36 regarding the license agreement. Please revise to identify the university with which you signed the license agreement, the intellectual property that is being licensed, the term of the agreement, the termination provisions, and the aggregate amounts paid to date under the agreement.

10.   We note your statement in the third paragraph of page 36 that you agreed to issue 5% of the total number of issued and outstanding shares in the company's Series A financing to the University. Based on your disclosure on page F-8, it appears that this offering is the "Series A" offering. Please revise to clarify that this offering is the Series A financing.

11.   We note your disclosure on page 36 regarding the research agreement. Please expand your disclosure to describe the rights and obligations of the parties under the agreement, the programs to which it applies and the termination provisions. Please make revisions as appropriate throughout. We also note your disclosure that $65,000 will be due under the Research Agreement in April 2016. Please disclose whether this amount has been paid in your next amendment.

Business

General

12.   Please revise your disclosure to provide brief explanations of scientific terms to enable a lay investor to understand. For instance, at first use, please define the following terms:

        •   "frank gynecomastia"
        •   "gonadotropins"
        •   "hypogonadism"
        •   "assays"
        •   "GC/MS"

        Please make corresponding changes to the Prospectus Summary.

13.   We note that you have not done any clinical testing of IAS-167A but provide a table of potential benefits of IAS-167. Please explain to us the bases for the differences you describe on page 41 between Testosterone Replacement Therapy and IAS-167.

IASO's IAS-167A peptide binds …, page 43

14.   Please provide a narrative discussion explaining the graphic on page 43 and explain the term "steroidogenesis."

Technology; Research and Development, page 49

15.   We note that lay investors may have a difficult time trying to interpret the R&D timeline you provide in the chart on page 49. Please supplement the chart with narrative disclosure about your R&D timeline from Year 2 through Year 5.

16.   We note that you have an exclusive license for a patent that was filed by McGill University and that you "have initiated National Phase application in various jurisdictions." Please revise your disclosure to provide the type of patent protection you have (i.e., composition of matter, use or process), the expiration date, the applicable jurisdictions in which you plan to submit an application and whether there are contested proceeding and/or third-party claims relating to the patent.

Management, page 56

17.   For Dr. Papdopoulos and Dr. Kartazas, please disclose the term of office as director and the period during which each individual has served as such. Refer to Item 401(a) of Regulation S-K.

Certain Relationships and Related Transactions, page 61

18.   We note your statement that you have entered into a Research Agreement with RIMUHC to conduct pre-clinical research for your Testosterone Replacement Program and your AD Diagnosis Program. However, the Research Agreement filed as Exhibit 10.2 appears to only govern a research study entitled, "Peptide-based pharmacological induction of androgen formation in male hypogonadism." In other words, it appears that the Research Agreement does not govern the AD Diagnosis Program. Please reconcile.

Principal Stockholders, page 62

19.   We note that you have disclosed the executive officers' and directors' beneficial holdings by footnote disclosure. Please supplementally reconcile the amounts held by these parties to the beneficial ownership of beneficial holdings of your offices and directors as a group.

Description of Securities

Voting Rights, page 63

20. We note that Section 8 of Article I of your bylaws states that matters shall be decided by the vote of a majority in voting interest of the stockholders present in person or by proxy and entitled to vote thereat. Please provide this information in this section as required by Item 202(a)(1)(v) of Regulation S-K.

Warrants, page 64

21. We note your statement that as of March 31, 2016 you had outstanding warrants to purchase an aggregate of 5,000,000 shares of common stock. It appears from your disclosure elsewhere that you have outstanding warrants to purchase an aggregate of 8,000,000 shares of common stock. Please revise.

Note 7 – Subsequent Events, page F-11

22. We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Item 16. Exhibits and Financial Statement Schedules.

23. We note that Exhibit 10.1 is missing Appendix B and that Exhibit 10.2 is missing Exhibits A and B. With your next amendment, please file each Exhibit in its entirety as required by Item 601(b)(10) of Regulation S-K. Please note that, if appropriate, you may submit a request for confidential treatment of portions of your exhibits pursuant to Rule 406 under the Securities Act of 1933.

24. We note your disclosure on page 67 that investors will be required to execute a Subscription Agreement. Please file a copy of a form of the agreement as an exhibit to the registration statement with your next amendment.

<u>Item 17. Undertakings.</u>

25.   We note that in the seventh paragraph of page 75 you exempt yourself from the applicability of paragraphs (i) and (ii) above if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Company pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement. We note that none of Item 512(a)(1)(iii)(A), (B) or (C) apply in your circumstances such that a post-effective amendment must be filed in such situations. Please revise to remove this paragraph.

        You may contact Keira Nakada at (202) 551-3659 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or me at (202) 551-3675 with any other questions.

                                                Sincerely,

                                                /s/ Suzanne Hayes

                                                Suzanne Hayes
                                                Assistant Director
                                                Office of Healthcare and Insurance

cc: Gerald A. Adler
        Newman & Morrison LLP